UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Person Filing Statement)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

José Antonio Guaraldi Felix

Investor Relations Officer

Rua Verbo Divino, 1356

São Paulo-SP-04719-002

Brazil

Telephone: (55)-11-2111-2785

with copies to:

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212)-225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 17, 2013, as previously amended and supplemented (the “Schedule 14D-9”), by Net Serviços de Comunicação S.A. (“Net”). The Schedule 14D-9 relates to the offer (the “Offer”) by Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”) and Embratel Participações S.A. (“Embrapar,” and together with Embratel, the “Offerors”) to purchase any and all outstanding common shares, no par value (“Common Shares”), and outstanding preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net, other than those held by the Offerors or their affiliates, in cash at a price of 29.73 Brazilian reais (“R$”) per Common Share and per Preferred Share, which includes interest at the benchmark interest rate of the Interbank Deposit Certificate, Certificado de Depósito Interbancário, calculated pro rata from June 8, 2012 through the Auction Date, net of the applicable stock exchange and settlement fee, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 17, 2013, as amended and supplemented, and the related ADS letter of transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 4. Capitalized terms used in this Amendment No. 4 without definition shall have the meanings specified in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by adding the subsection “Expiration of the Offer Period” to the end of Item 8 as follows:

“Expiration of the Offer Period

The Offer expired on November 26, 2013. On November 27, 2013, the São Paulo Stock Exchange disclosed the offer price, including all accrued interest through the Auction Date, of R$29.73. The auction on the São Paulo Stock Exchange took place at 1:00 p.m., New York City time, on November 27, 2013.

Net has been advised that, as of such time, a total of 10,219,622 Common Shares, equivalent to 93.48% of the outstanding Common Shares, other than those held by the Offerors or their affiliates, were validly tendered in the Offer, and a total of 3,456,310 Preferred Shares, equivalent to 63.73% of the outstanding Preferred Shares, other than those held by the Offerors or their affiliates, were validly tendered in the Offer. All Common Shares and Preferred Shares, including Preferred Shares represented by ADSs, that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the Offer and applicable law.

Pursuant to the terms of the Offer, the Offerors will pay for the Common Shares and Preferred Shares purchased in the auction on the Settlement Date, which is expected to be December 2, 2013, and such payment will be in cash, net of the stock exchange and settlement fee, any applicable brokerage fees or commissions and applicable withholding taxes. As promptly as practicable after receipt of the payment in respect of Preferred Shares, represented by ADSs, validly tendered and purchased in the auction, The Bank of New York Mellon, as receiving agent, will convert such payment into U.S. dollars and will distribute the proceeds, net of expenses for converting Brazilian reais to U.S. dollars, any applicable taxes and fees associated with the cancellation of the ADSs representing Preferred Shares purchased in the Offer.

Upon settlement, the Offerors’ combined ownership of the outstanding Common Shares and Preferred Shares will increase to 90.21% and 99.14%, respectively.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/s/ Roberto Catalão Cardoso
Name:	Roberto Catalão Cardoso
Title:	Chief Financial Officer

Dated: November 27, 2013

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